
Mail Stop 4546

May 3, 2017

VIA E-mail
Mr. Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

     Re: Novartis AG
             Form 20-F for Fiscal Year Ended December 31, 2016
             Filed January 25, 2017
             File No. 1-15024

Dear Mr. Kirsch:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Angela M. Connell

                        Angela M. Connell
                        Accounting Branch Chief
                        Office of Healthcare and
                        Insurance